

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 2, 2008

Mr. Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoran Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

      Re: **Freeport-McMoran Copper & Gold Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            File No. 1-11307-01

Dear Mr. Adkerson:

      We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                          Sincerely,

                          Jill S. Davis
                          Branch Chief